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                               November 4, 2022

       Nick King
       Chief Executive Officer
       VV Markets LLC
       2800 Patterson Ave Ste. 300
       Richmond, VA 23221

                                                        Re: VV Markets LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 8
                                                            Filed October 21,
2022
                                                            File No. 024-11306

       Dear Nick King:

             We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post-qualification Amendment No. 8 Filed October 21, 2022

       General

   1. We note your amended disclosure in response to comment 1, including that compensation in the form of the
Sourcing Fee may be up to 40% of the gross offering proceeds of each underlying asset. We
further note that the amount of the Sourcing Fee will generally be set based on the level
of difficulty and costs related to sourcing the underlying assets. For example, we note that
the Sourcing Fee for Series VV-BOW50 is approximately 68% of the cost of the
underlying asset. On a per series basis, please explain the level of difficulty and costs associated
with sourcing each asset, which results in each Sourcing Fee. Also, please clarify whether
the manager may accept the True-up Fee, but waive the embedded
                                                        Sourcing Fee. In
addition, where you describe the fees as a "Sourcing Fee or a True Up
                                                        Fee," please revise to
remove the suggestion that the manager receives one fee or the other, but not both.
 Nick King
VV Markets LLC
November 4, 2022
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.



                                                             Sincerely,
FirstName LastNameNick King
                                                             Division of
Corporation Finance
Comapany NameVV Markets LLC
                                                             Office of Trade &
Services
November 4, 2022 Page 2
cc:       Andrew Stephenson
FirstName LastName